Con Edison Company of New York, Inc.

Exhibit 12.2

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2008	For the Twelve Months Ended December 31, 2007	For the Three Months Ended March 31, 2007
Earnings
Net Income for Common	$219	$844	$236
Preferred Stock Dividend	3	11	3
(Income) or Loss from Equity Investees	—	(2)
Income Tax	111	392	134
Pre-Tax Income from Continuing Operations	$333	$1,245	$373
Add: Fixed Charges*	123	487	123
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$456	$1,732	$496
* Fixed Charges
Interest on Long-term Debt	$101	$411	$100
Amortization of Debt Discount, Premium and Expense	4	17	4
Other Interest	13	39	14
Interest Component of Rentals	5	20	5
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$123	$487	$123
Ratio of Earnings to Fixed Charges	3.7	3.6	4.0